Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of PLBY Group, Inc. (formerly known as Mountain Crest Acquisition Corp)  (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated April 15, 2021, with respect to our audit of the financial statements of the Company as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period from November 12, 2019 (inception) through December 31, 2019, which report appears in the Form S-1, which is part of the Registration Statement of PLBY Group, Inc.  We were dismissed as auditors on April 15, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

June 9, 2021